

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Via Fax & U.S. Mail

Mr. David Hackett
Chief Executive Officer
Gulfstream International Group, Inc.
3201 Griffin Road
4th floor
Fort Lauderdale, Florida 33312

  Re: Gulfstream International Group, Inc.
     Form 10-K for the year ended December 31, 2009
     Filed April 15, 2010
     File No. 1-33884

Dear Mr. Hackett:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

       Sincerely,

       Linda Cvrkel
       Branch Chief